Exhibit 99.3

Interim Management Discussion and Analysis
For the three and six months ended June 30, 2020
Dated July 29, 2020

TABLE OF CONTENTS
About Fortis	1	Liquidity and Capital Resources	14
Significant Item	1	Cash Flow Requirements	14
Performance at a Glance	3	Cash Flow Summary	16
Business Unit Performance	6	Contractual Obligations	18
ITC	6	Capital Structure and Credit Ratings	18
UNS Energy	7	Capital Plan	19
Central Hudson	8	Business Risks	20
FortisBC Energy	8	Accounting Matters	21
FortisAlberta	9	Financial Instruments	22
FortisBC Electric	9	Summary of Quarterly Results	22
Other Electric	10	Related-Party and Inter-Company Transactions	23
Energy Infrastructure	10	Outlook	23
Corporate and Other	11	Forward-Looking Information	24
Non-US GAAP Financial Measures	11	Glossary	25
Regulatory Highlights	12	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1
Financial Position	14

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2019 Annual Financial Statements and the 2019 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 24. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Financial information herein has been prepared in accordance with US GAAP (except for indicated Non-US GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following US-to-Canadian dollar exchange rates: (i) average of 1.39 and 1.34 for the quarters ended June 30, 2020 and 2019, respectively; (ii) average of 1.37 and 1.33 year-to-date June 30, 2020 and 2019, respectively; (iii) 1.36 and 1.31 as at June 30, 2020 and 2019, respectively; (iv) 1.30 as at December 31, 2019; and (v) 1.32 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 25.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $56 billion as at June 30, 2020. The Corporation's 9,000 employees serve 3.3 million utility customers in five Canadian provinces, nine US states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2019 Annual MD&A and Note 1 to the Interim Financial Statements.

SIGNIFICANT ITEM

COVID-19 Pandemic
The Corporation's utilities continue to reliably deliver an essential service during the COVID-19 Pandemic. Developments are continuously monitored with commensurate measures being taken. The Corporation's utilities have prioritized capital expenditures to mitigate supply chain risk and other potential impacts of the pandemic to ensure that they continue providing safe, reliable service while supporting public health. To date, capital expenditures and supply chains have not been materially impacted.

MANAGEMENT DISCUSSION AND ANALYSIS	1	June 30, 2020

The ongoing uncertainty surrounding the evolution of the pandemic makes it difficult to predict the ultimate operational and financial impacts on Fortis. Potential impacts are discussed under "Business Risks" on page 20. Depending on the severity and length of the pandemic, such impacts could have Material Adverse Effects and affect the Corporation’s ability to execute business strategies and initiatives in the expected time frames. Excluding the impact of the delayed rate case at TEP (see "Regulatory Highlights" on page 12), the impacts on Fortis have not been material and relate primarily to reduced sales at the Caribbean utilities as well as higher direct expenses, including credit losses, driven by Central Hudson.

The potential key impact areas could include revenue, capital expenditures, liquidity, regulatory matters and pension plans. The Corporation's current assessment of these areas is summarized below.

Revenue
Energy sales across all of the Corporation's utilities have been impacted by the temporary closure, and subsequent reopening, of non-essential businesses along with stay-at-home orders and other economic impacts related to the COVID-19 Pandemic. Generally, work-from-home practices have caused an increase in residential sales while commercial and industrial sales have decreased.

Regulatory mechanisms function to protect approximately 63% of the Corporation's annual revenue from changes in sales. Of the remaining 37%, principally at UNS Energy and the Other Electric segment, approximately 19% is residential and 18% is commercial and industrial, and revenue from industrial customers typically has a low contribution margin. Overall, approximately 82% of revenues are either protected by regulatory mechanisms or derived from residential sales.

The estimated annual impact on EPS of a 1% change in sales at UNS Energy and the Other Electric segment is summarized below.

Sensitivity Analysis	1% change in annual sales
(absolute annual EPS impact)	UNS Energy	Other Electric
Residential	$0.008	$0.006
Commercial and Industrial	$0.008	$0.004

During the second quarter of 2020, residential sales at UNS Energy increased approximately 24%, due mainly to warmer temperatures and work-from-home practices, while commercial and industrial sales decreased approximately 3%, due mainly to the temporary closure of non-essential businesses, resulting in an overall increase of approximately 9%, driven by weather. Excluding weather, retail sales increased 2%.

During the second quarter of 2020, sales at the Other Electric segment decreased 3%. Residential sales increased approximately 4% while commercial sales decreased approximately 11%, due largely to reduced tourism-related activities in the Caribbean.

On a consolidated basis, earnings were not materially impacted by the effect of the COVID-19 Pandemic on sales.

Capital Expenditures
While the Corporation currently does not expect the COVID-19 Pandemic to impact its overall five-year capital plan, it is possible that certain capital expenditures planned for 2020 may be shifted to subsequent years within the five-year plan period. See "Capital Plan" on page 19.

Liquidity
Fortis is well positioned with strong liquidity due, in part, to a $1.2 billion common equity offering and the sale of the Waneta Expansion in 2019. As at June 30, 2020, total consolidated credit facilities were $5.9 billion with $4.8 billion unutilized.

Fortis continues to be successful in accessing capital markets with approximately $2 billion of long-term debt issued since March 2020. See "Liquidity and Capital Resources" on page 14.

MANAGEMENT DISCUSSION AND ANALYSIS	2	June 30, 2020

The ongoing economic impact of the pandemic may affect customers' ability to pay their energy bills with commensurate short-term working capital impacts. On a consolidated basis, unfavourable impacts on cash flow associated with the slower collection of older balances from customers have been tempered by other working capital variances. The Corporation's utilities have instituted various customer relief initiatives, including the suspension of non-payment disconnects and late fees for certain customer classes, and payment deferral programs. As at June 30, 2020, the Corporation's allowance for credit losses was not materially impacted. See Note 6 in the Interim Financial Statements.

Regulatory Matters
Regulator and other stakeholder work schedule disruptions are causing delays or postponements for various regulatory proceedings. See "Regulatory Highlights" on page 12.

Pension Plans
The Corporation's exposure to changes in pension expense is limited by regulatory mechanisms which cover approximately 80% of defined benefit plan assets. The remaining 20% relates primarily to UNS Energy and its exposure is largely attributable to the use of a historical test year in setting rates.

Pension expense and funding is based on asset valuations as of December 31. Therefore, the ultimate impact of changes in pension asset values on future pension expense and funding is uncertain at this time. As at June 30, 2020, pension asset values had substantially recovered from the temporary decline experienced earlier in 2020.

PERFORMANCE AT A GLANCE

Key Financial Metrics
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2020	2019	Variance	2020	2019	Variance
Revenue	2,077	1,970	107	4,468	4,406	62
Common Equity Earnings
Actual	274	720	(446)	586	1,031	(445)
Adjusted (1)	258	235	23	573	551	22
Basic EPS ($)
Actual	0.59	1.66	(1.07)	1.26	2.39	(1.13)
Adjusted (1)	0.56	0.54	0.02	1.23	1.28	(0.05)
Dividends Paid per Common Share ($)	0.4775	0.4500	0.0275	0.9550	0.9000	0.0550
Weighted Average Number of Common Shares Outstanding (# millions)	464.6	433.1	31.5	464.2	431.3	32.9
Operating Cash Flow	725	631	94	1,315	1,172	143
Capital Expenditures	827	843	(16)	2,001	1,583	418
(1) See "Non-US GAAP Financial Measures" on page 11.

Revenue
The $107 million increase in revenue for the quarter was due primarily to: (i) favourable foreign exchange of $48 million; (ii) a $40 million favourable base ROE adjustment reflecting the reversal of liabilities established in prior years as a result of the May 2020 FERC Order (see "Regulatory Highlights" on page 12); (iii) Rate Base growth at the regulated utilities; and (iv) the impact of favourable weather in Arizona. The increase was partially offset by: (i) lower short-term wholesale sales at UNS Energy; and (ii) lower revenue contribution from the Energy Infrastructure segment, due primarily to the disposition of the Waneta Expansion in April 2019.

The $62 million increase in year-to-date revenue was due primarily to: (i) favourable foreign exchange of $64 million; (ii) Rate Base growth at the regulated utilities; (iii) the $40 million favourable base ROE adjustment as a result of the May 2020 FERC Order, discussed above; and (iv) the impact of favourable weather in Arizona. The increase was partially offset by: (i) lower short-term wholesale sales at UNS Energy; and (ii) lower revenue contribution from the Energy Infrastructure segment, discussed above.

MANAGEMENT DISCUSSION AND ANALYSIS	3	June 30, 2020

Earnings and EPS
Earnings for the quarter and year to date reflect significant one-time items: (i) a $484 million gain on the disposition of the Waneta Expansion in April 2019; and (ii) the reversal of a $13 million tax recovery, originally recognized in 2019, due to the finalization in April 2020 of anti-hybrid regulations associated with US tax reform; partially offset by (iii) a $27 million favourable base ROE adjustment as a result of the May 2020 FERC Order reflecting the reversal of liabilities accrued in prior years (see "Regulatory Highlights" on page 12).

Notwithstanding the significant one-time items, the regulated utilities delivered improved financial results during the second quarter of 2020 reflecting: (i) Rate Base growth; (ii) increased retail sales at UNS Energy, driven largely by weather; (iii) favourable foreign exchange; and (iv) timing of operating expenses at FortisBC Energy. This growth was tempered by lower sales in the Caribbean due to a decline in tourism-related activities and higher COVID-related expenses, including credit losses, driven by Central Hudson.

On a year-to-date basis, earnings reflect the same factors discussed above for the quarter but were further tempered by lower earnings at UNS Energy, which reflect higher costs associated with approximately $1 billion of utility infrastructure investments spent over the past few years that have not yet been reflected in customer rates, and a decline in the market value of certain investments that support retirement benefits caused by financial market volatility. While later than expected, new rates at TEP that recover the above noted investments are anticipated to be approved prior to the end of 2020.

An increase in the weighted average number of common shares outstanding, mainly associated with the Corporation's $1.2 billion common equity issuance in the fourth quarter of 2019, resulted in a decrease in basic EPS for the quarter and year to date of $0.04 and $0.09, respectively.

For the quarter and year to date: (i) Adjusted Common Equity Earnings increased by $23 million and$22 million, respectively; and (ii) Adjusted Basic EPS increased by $0.02 and decreased by $0.05, respectively. Refer to "Non-US GAAP Financial Measures" on page 11 for a reconciliation of these measures. The changes in Adjusted Basic EPS are illustrated in the charts below.
(1) UNS Energy and Central Hudson. Higher earnings due to higher retail sales driven by favourable weather in Arizona, partially offset by negative impacts of the COVID-19 Pandemic at Central Hudson
(2) FortisBC Energy, FortisBC Electric and FortisAlberta. Primarily reflects Rate Base/customer growth and timing of operating expenses at FortisBC Energy
(3) Primarily reflects Rate Base growth and lower business development costs
(4) Average FX of $1.39 in 2020 compared to $1.34 in 2019
(5) Primarily reflects lower sales and higher operating expenses in the Caribbean due to the impacts of the COVID-19 Pandemic, partially offset by higher equity income from Belize Electricity
(6) Primarily reflects gain on repayment of debt recognized in 2019, partially offset by lower finance charges
(7) Weighted average shares of 464.6 million in 2020 compared to 433.1 million in 2019

MANAGEMENT DISCUSSION AND ANALYSIS	4	June 30, 2020

(1) FortisBC Energy, FortisBC Electric and FortisAlberta. Primarily reflects Rate Base/customer growth and lower operating expenses, partly due to timing at FortisBC Energy.
(2) Primarily reflects Rate Base growth and lower business development costs, partially offset by a lower ROE compared to 2019
(3) Average FX of $1.37 in 2020 compared to $1.33 in 2019
(4) UNS Energy and Central Hudson. Earnings at UNS Energy reflect higher costs associated with Rate Base growth not yet reflected in customer rates and a decline in the market value of certain retirement-benefit investments due to financial market volatility, partially offset by higher retail sales driven by favourable weather in Arizona. The negative earnings impacts of the COVID-19 Pandemic at Central Hudson were largely offset by Rate Base growth.
(5) Primarily reflects lower sales and higher operating expenses, mainly in the Caribbean due to the impacts of the COVID-19 Pandemic, partially offset by higher equity income from Belize Electricity
(6) Primarily reflects gain on repayment of debt recognized in 2019, partially offset by lower finance charges
(7) Weighted average shares of 464.2 million in 2020 compared to 431.3 million in 2019

Dividends and TSR
Dividends paid per common share in the second quarter of 2020 were $0.4775, up 6% from the same period in 2019.

Fortis has increased its common share dividend for 46 consecutive years. The Corporation's targeted average annual dividend growth of approximately 6% through 2024 remains unchanged.

Growth of dividends and the market price of the Corporation's common shares have together yielded 1-year, 5-year, 10-year and 20-year annualized TSRs of 3.3%, 12.1%, 10.7% and 13.8%, respectively.

Operating Cash Flow
The $94 million and $143 million increases in Operating Cash Flow for the quarter and year to date, respectively, reflect overall higher net cash earnings, driven by Rate Base growth at the regulated utilities and favourable changes in long-term regulatory deferrals, due primarily to the normal operation of rate stabilization accounts at ITC. The increases were partially offset by unfavourable changes in working capital reflecting slower collections from customers and timing differences related to current regulatory deferrals, tempered by the deferred payment of carbon and provincial sales tax at FortisBC Energy.

Capital Expenditures
Capital expenditures were $2.0 billion year-to-date 2020, up $0.4 billion compared to the same period in 2019, representing 47% of the 2020 annual capital plan of $4.3 billion.

Depending on the length and severity of the COVID-19 Pandemic, it is possible that certain capital expenditures planned for the remainder of 2020 could be delayed. However, the Corporation currently expects no overall change to its $18.8 billion five-year capital plan. See "Significant Item" on page 1, "Capital Plan" on page 19, and "Business Risks" on page 20.

MANAGEMENT DISCUSSION AND ANALYSIS	5	June 30, 2020

BUSINESS UNIT PERFORMANCE

Common Equity Earnings	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
($ millions)	2020	2019	FX (1)	Other	2020	2019	FX (1)	Other
Regulated Utilities
ITC	138	101	5	32	239	193	6	40
UNS Energy	85	60	3	22	113	115	3	(5)
Central Hudson	2	7	—	(5)	37	39	—	(2)
FortisBC Energy	16	10	—	6	122	110	—	12
FortisAlberta	33	34	—	(1)	65	61	—	4
FortisBC Electric	17	15	—	2	32	31	—	1
Other Electric (2)	24	29	—	(5)	47	52	—	(5)
	315	256	8	51	655	601	9	45
Non-Regulated
Energy Infrastructure (3)	3	8	—	(5)	12	16	—	(4)
Corporate and Other (4)	(44)	456	(2)	(498)	(81)	414	(4)	(491)
Common Equity Earnings	274	720	6	(452)	586	1,031	5	(450)
(1) The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the US dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the US dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in US dollars.
(2) Comprised of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Partnership; Caribbean Utilities; FortisTCI; and Belize Electricity.
(3)  Primarily comprised of long-term contracted generation assets in Belize, Aitken Creek in British Columbia and, until its April 16, 2019 disposition, the Waneta Expansion
(4) Includes Fortis net corporate expenses and non-regulated holding company expenses

ITC	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
($ millions)	2020	2019	FX	Other	2020	2019	FX	Other
Revenue (1)	477	428	17	32	910	836	22	52
Earnings (1)	138	101	5	32	239	193	6	40
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments.

Revenue
The increases in revenue for the quarter and year to date, net of foreign exchange, were due primarily to: (i) a $40 million favourable base ROE adjustment related to prior periods as a result of the May 2020 FERC Order, partially offset by a reduction in the base ROE established for 2020, in the same order, as compared to the base ROE in effect for the corresponding periods last year (see "Regulatory Highlights" on page 12); and (ii) growth in Rate Base. The increases were partially offset by lower recoverable operating expenses due to cost saving measures implemented as a result of the COVID-19 Pandemic.

Earnings
The increases in earnings for the quarter and year to date, net of foreign exchange, reflect a $27 million favourable base ROE adjustment related to prior periods as a result of the May 2020 FERC Order, partially offset by a lower base ROE as compared to last year, discussed above. Growth in Rate Base and lower business development costs also contributed to the increase in earnings.

MANAGEMENT DISCUSSION AND ANALYSIS	6	June 30, 2020

UNS ENERGY	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
	2020	2019	FX	Other	2020	2019	FX	Other
Retail electricity sales (GWh)	2,735	2,503	—	232	4,903	4,713	—	190
Wholesale electricity sales (GWh) (1)	1,201	1,729	—	(528)	2,531	3,948	—	(1,417)
Gas volumes (PJ)	2	2	—	—	8	9	—	(1)
Revenue ($ millions)	546	500	20	26	1,019	1,043	27	(51)
Earnings ($ millions)	85	60	3	22	113	115	3	(5)
(1) Primarily short-term wholesale sales
Sales
The increases in retail electricity sales for the quarter and year to date were due primarily to higher air conditioning load as a result of warmer temperatures in 2020 as compared to unseasonably cool temperatures in 2019. The COVID-19 Pandemic has not had a material impact on sales as the decrease in consumption by commercial and industrial customers, due to the temporary closure of non-essential businesses, was more than offset by an increase in consumption by residential customers, due to work-from-home practices.

The decreases in wholesale electricity sales for the quarter and year to date were due primarily to the expiration of a short-term capacity sales transaction, which was established to offset costs associated with a Gila River Unit 2 tolling PPA during 2019. The capacity sales transaction ended in December 2019 with the purchase of Gila River Unit 2. Revenue from short-term wholesale sales is primarily returned to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Gas volumes for the quarter and year to date were comparable to the same periods in 2019.

Revenue
The increase in revenue, net of foreign exchange, for the quarter was due primarily to higher retail sales and higher revenue related to the recovery of fuel and non-fuel costs through the normal operation of regulatory mechanisms, partially offset by lower short-term wholesale sales.

The decrease in revenue, net of foreign exchange, year to date was due primarily to lower short-term wholesale sales, partially offset by higher retail sales and higher revenue related to the recovery of fuel and non-fuel costs through the normal operation of regulatory mechanisms.

Earnings
The increase in earnings, net of foreign exchange, for the quarter was due primarily to higher retail sales, higher recovery of non-fuel costs, and a partial recovery of the market value of certain investments that support retirement benefits. The increase was partially offset by higher costs associated with Rate Base growth not yet reflected in customer rates. New customer rates at TEP were expected to be effective May 1, 2020 but were delayed due to the pandemic (see "Regulatory Highlights" on page 12).

The decrease in earnings, net of foreign exchange, year to date was due primarily to: (i) higher costs associated with Rate Base growth not yet reflected in customer rates, due in part to the delay in TEP's general rate application discussed above; and (ii) an overall reduction in the market value of certain investments that support retirement benefits. The decrease was partially offset by higher retail sales and the recovery of non-fuel costs.

Changes in the market value of investments that support retirement benefits in the quarter and year to date were driven by financial market volatility associated with the COVID-19 Pandemic.

MANAGEMENT DISCUSSION AND ANALYSIS	7	June 30, 2020

CENTRAL HUDSON	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
	2020	2019	FX	Other	2020	2019	FX	Other
Electricity sales (GWh)	1,105	1,112	—	(7)	2,348	2,401	—	(53)
Gas volumes (PJ)	4	3	—	1	12	13	—	(1)
Revenue ($ millions)	206	199	8	(1)	486	476	11	(1)
Earnings ($ millions)	2	7	—	(5)	37	39	—	(2)

Sales
The decrease in electricity sales for the quarter was due primarily to lower average consumption by commercial customers associated with the impact of the COVID-19 Pandemic. The decrease in electricity sales year to date was due primarily to reduced heating load in the first quarter as a result of warmer temperatures compared to 2019.

Gas volumes for the quarter were comparable to the same period in 2019. The decrease in gas volumes year to date was due primarily to reduced heating load in the first quarter as a result of warmer temperatures compared to 2019.

Changes in electricity sales and gas volumes at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
Revenue, net of foreign exchange, was comparable to the same periods in 2019. An increase due to Rate Base growth, as reflected in the increase in gas and electric delivery rates effective July 1, 2019, was offset by the flow through of lower energy supply costs.

Earnings
The decreases in earnings for the quarter and year to date were due primarily to higher operating expenses associated with the COVID-19 Pandemic, including a year-to-date increase in the allowance for credit losses, partially offset by Rate Base growth, discussed above. Timing of operating expenses related to vegetation management and storm restoration costs in the second quarter of 2020 also contributed to the decrease in earnings.

FORTISBC ENERGY	Quarter			Year-to-Date
Periods Ended June 30	2020	2019	Variance	2020	2019	Variance
Gas volumes (PJ)	41	40	1	123	123	—
Revenue ($ millions)	249	235	14	715	720	(5)
Earnings ($ millions)	16	10	6	122	110	12

Sales
Gas sales for the quarter and year to date were comparable to the same periods in 2019. Higher heating load in the second quarter of 2020, due to cooler temperatures compared to the same period in 2019, was offset by lower average consumption by industrial customers, due partly to the impact of the COVID-19 Pandemic.

Revenue
The increase in revenue for the quarter was due primarily to the normal operation of regulatory deferrals, a higher cost of natural gas recovered from customers, and Rate Base growth.

The decrease in revenue year to date was due primarily to a lower cost of natural gas recovered from customers, partially offset by Rate Base growth and the normal operation of regulatory deferrals.

Earnings
The increases in earnings for the quarter and year to date were due primarily to Rate Base growth and the timing of operating expenses, mainly associated with the MRP decision (see "Regulatory Highlights" on page 12).

MANAGEMENT DISCUSSION AND ANALYSIS	8	June 30, 2020

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FORTISALBERTA	Quarter			Year-to-Date
Periods Ended June 30	2020	2019	Variance	2020	2019	Variance
Energy deliveries (GWh)	3,628	3,969	(341)	8,181	8,611	(430)
Revenue ($ millions)	150	150	—	302	295	7
Earnings ($ millions)	33	34	(1)	65	61	4

Deliveries
The decreases in energy deliveries for the quarter and year to date were due to lower average consumption by oil and gas and commercial customers, largely associated with the impact of the COVID-19 Pandemic but also due to the downturn in the oil and gas sector.

As more than 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries.

Revenue
Revenue for the quarter was comparable to the same period in 2019. The increase due to Rate Base growth and customer additions was offset by lower energy deliveries, discussed above, and the recognition of revenue in 2019 associated with the PBR efficiency carry-over mechanism.

The increase in revenue year to date was due primarily to Rate Base growth and customer additions, partially offset by lower energy deliveries and the impact of the PBR efficiency carry-over mechanism.

Earnings
The decrease in earnings for the quarter was due primarily to a higher effective tax rate associated with lower current period deductions related to AESO contributions and the impact of the PBR efficiency carry-over mechanism, discussed above. The decrease was partially offset by Rate Base growth.

The increase in earnings year to date was due primarily to Rate Base growth and the timing of operating expenses, partially offset by a higher effective tax rate and the impact of the PBR efficiency carry-over mechanism.

FORTISBC ELECTRIC	Quarter			Year-to-Date
Periods Ended June 30	2020	2019	Variance	2020	2019	Variance
Electricity sales (GWh)	691	725	(34)	1,606	1,674	(68)
Revenue ($ millions)	91	90	1	205	209	(4)
Earnings ($ millions)	17	15	2	32	31	1

Sales
The decreases in electricity sales for the quarter and year to date were due primarily to lower average consumption by commercial and industrial customers due, in part, to the impact of the COVID-19 Pandemic and higher heating load in the first quarter of 2019 as a result of colder temperatures compared to 2020.

Revenue
The increase in revenue for the quarter was due primarily to Rate Base growth. The decrease due to lower electricity sales was tempered by the normal operation of regulatory deferrals.

The decrease in revenue year to date was due primarily to: (i) lower electricity sales, tempered by the normal operation of regulatory deferrals; (ii) the absence of revenue associated with the provision of operating, maintenance and management services to the Waneta Expansion, which was sold in April 2019; and (iii) lower surplus power sales. The decrease was partially offset by Rate Base growth.

MANAGEMENT DISCUSSION AND ANALYSIS	9	June 30, 2020

Earnings
The increases in earnings for the quarter and year to date were due primarily to Rate Base growth. The year-to-date increase was partially offset by the sale of the Waneta Expansion.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

OTHER ELECTRIC	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
	2020	2019	FX	Other	2020	2019	FX	Other
Electricity sales (GWh)	2,109	2,174	—	(65)	5,047	5,157	—	(110)
Revenue ($ millions)	345	343	3	(1)	793	769	4	20
Earnings ($ millions)	24	29	—	(5)	47	52	—	(5)

Sales
The decreases in electricity sales for the quarter and year to date were due primarily to overall lower average consumption, partially offset by customer additions. Electricity sales for the second quarter were negatively impacted by the COVID-19 Pandemic, reflecting the temporary closure of non-essential businesses and border closures affecting tourism-related sales in the Caribbean.

Revenue
The decrease in revenue, net of foreign exchange, for the quarter was primarily due to lower sales, partially offset by the flow through of overall higher energy supply costs.

The increase in revenue, net of foreign exchange, year to date was due primarily to the flow through of overall higher energy supply costs, partially offset by lower sales.

Earnings
The decreases in earnings for the quarter and year to date were due primarily to: (i) the impact of the COVID-19 Pandemic, particularly lower sales and higher operating expenses in the Caribbean; and (ii) the timing of purchased power costs at Newfoundland Power. The decreases were partially offset by higher equity income from Belize Electricity.

ENERGY INFRASTRUCTURE	Quarter			Year-to-Date
Periods Ended June 30	2020	2019	Variance	2020	2019	Variance
Energy sales (GWh)	34	69	(35)	50	119	(69)
Revenue ($ millions)	13	25	(12)	38	61	(23)
Earnings ($ millions)	3	8	(5)	12	16	(4)

Sales
The Waneta Expansion disposition decreased sales by 54 GWh and 80 GWh for the quarter and year to date, respectively. The remaining increase reflects increased hydroelectric production in Belize due to higher rainfall levels.

Revenue and Earnings
The decreases in revenue and earnings for the quarter and year to date reflect: (i) the noted sales reduction; and (ii) lower realized margins at Aitken Creek, tempered by higher volumes of natural gas sold. The decreases were partially offset by: (i) the favourable changes in the mark-to-market accounting of natural gas derivatives at Aitken Creek, with unrealized gains of $2 million during the second quarter of 2020 compared to $1 million during the second quarter of 2019 and unrealized losses of $1 million year to date compared to $4 million in 2019; and (ii) increased hydroelectric production in Belize.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

MANAGEMENT DISCUSSION AND ANALYSIS	10	June 30, 2020

CORPORATE AND OTHER	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
($ millions)	2020	2019	FX	Other	2020	2019	FX	Other
Net (expenses) income	(44)	456	(2)	(498)	(81)	414	(4)	(491)

The increases in net expenses, net of foreign exchange, for the quarter and year to date were driven primarily by: (i) the net after-tax gain of $484 million on the April 2019 disposition of the Waneta Expansion; (ii) a gain on the repayment of debt recognized in 2019; and (iii) the 2020 reversal of a $13 million tax recovery, originally recognized in 2019, due to the finalization of anti-hybrid tax regulations associated with US tax reform. The increases were partially offset by lower finance charges.

NON-US GAAP FINANCIAL MEASURES

Adjusted Common Equity Earnings and Adjusted Basic EPS are Non-US GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable US GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively.

Adjusted Common Equity Earnings and Adjusted Basic EPS reflect items that management excludes in its key decision-making processes and evaluation of operating results, and are reconciled as follows.

Non-US GAAP Reconciliation
Periods Ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2020	2019	Variance	2020	2019	Variance
Common Equity Earnings	274	720	(446)	586	1,031	(445)
Adjusting items:
May 2020 FERC Order (1)	(27)	—	(27)	(27)	—	(27)
Anti-hybrid tax regulations (2)	13	—	13	13	—	13
Unrealized (gain) loss on mark-to
market of derivatives (3)	(2)	(1)	(1)	1	4	(3)
Gain on disposition (4)	—	(484)	484	—	(484)	484
Adjusted Common Equity Earnings	258	235	23	573	551	22
Adjusted Basic EPS ($)	0.56	0.54	0.02	1.23	1.28	(0.05)
(1) See "Regulatory Highlights" on page 12, included in the ITC segment
(2) Reversal of a tax recovery, originally recognized in 2019, due to the finalization of anti-hybrid tax regulations in April 2020 associated with US Tax Reform, included in the Corporate and Other segment
(3) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment
(4) Gain on sale of the Waneta Expansion, net of expenses, in April 2019, included in the Corporate and Other segment

MANAGEMENT DISCUSSION AND ANALYSIS	11	June 30, 2020

REGULATORY HIGHLIGHTS

COVID-19 Pandemic Impacts

The COVID-19 Pandemic has resulted in several customer relief initiatives as well as the delay of several regulatory proceedings, as discussed below.

Customer Relief Initiatives

UNS Energy
Pursuant to the ACC's approval of the utility's customer relief initiatives, TEP refunded to customers approximately US$8 million of collected demand side management funds in excess of program costs.

Central Hudson
In March 2020, as agreed to with the PSC, Central Hudson postponed until July 1, 2021 the collection in customer rates of approximately US$3 million of deferred costs related mainly to environmental remediation.

FortisBC Energy and FortisBC Electric
In April 2020, pursuant to the BCUC's approval of the utilities' customer relief initiatives, FortisBC Energy and FortisBC Electric implemented three-month bill deferrals for certain customer classes, the repayment of which is expected to commence in the third quarter of 2020. The BCUC also authorized the deferral of otherwise uncollectible revenue associated with providing the customer relief initiatives, the recovery of which will be determined through a future rate filing once the financial impact of the pandemic is known.

Delayed Regulatory Proceedings

UNS Energy
General Rate Application: In the first half of 2020, as part of TEP's general rate application, hearings were held to address the inclusion in customer rates of Gila River Unit 2 and ten RICE Units. Prior to the COVID-19 Pandemic, a decision had been expected earlier in 2020 with new rates effective May 1, 2020. TEP currently expects a decision approving new rates prior to the end of 2020.

Central Hudson
2020 Rates: In May 2020 the PSC approved Central Hudson's request to postpone scheduled electric and gas delivery rate increases, reflecting an increase in the equity component of its capital structure from 49% to 50%, from July 1, 2020 to October 1, 2020. The deferred revenue will be collected over the nine-month period from October 1, 2020 to June 30, 2021.

COVID-19 Proceeding: In June 2020 the PSC initiated a generic proceeding to identify and address the effects of the COVID-19 Pandemic. The outcome of this proceeding and potential impacts, if any, are unknown at this time.

FortisAlberta
Generic Cost of Capital Proceeding: In December 2018 the AUC initiated a generic cost of capital proceeding and expert evidence was filed in January 2020. In March 2020, due to the COVID-19 Pandemic, this proceeding was suspended indefinitely. In June 2020 the AUC provided five options to Alberta utilities to set the approved ROE and capital structure for 2021 in lieu of resuming the proceeding. In July 2020 FortisAlberta elected an option that provides for the extension of the currently approved ROE and capital structure quarterly. This method will remain in effect until the AUC issues a decision on this proceeding and any resulting changes to ROE and/or capital structure will be implemented prospectively at the start of the following quarter.

Other Electric
Caribbean Utilities: In June 2020 Caribbean Utilities requested the postponement of its scheduled annual rate adjustment effective June 1, 2020 to January 1, 2021, to provide customer relief from the effects of the COVID-19 Pandemic.

FortisTCI: In February 2020 the Government of the Turks and Caicos Islands approved a 6.8% average increase in FortisTCI's electricity rates, effective April 1, 2020, including the recovery of hurricane-related costs incurred in 2017. In March 2020, to provide customer relief from the effects of the COVID-19 Pandemic, the effective date was postponed to July 2020 and new rates became effective July 22, 2020.

MANAGEMENT DISCUSSION AND ANALYSIS	12	June 30, 2020

Other Regulatory Matters

ITC
ROE Complaints: In May 2020 FERC issued an order on rehearing of its November 2019 decision on the MISO transmission owner ROE complaints and set the base ROE for the periods of November 2013 through February 2015 and from September 2016 onward at 10.02%, up to a maximum of 12.62% with incentive adders. Including incentive adders, the May 2020 FERC Order implies an all-in ROE for ITC's MISO Subsidiaries of 10.77%, up from 10.63% based on a November 2019 decision but down from 11.07% based on a September 2016 decision which was recognized during the first nine months of 2019.

A regulatory liability of $91 million (US$70 million) was recorded at December 31, 2019 to reflect the amounts due to customers under the terms of the November 2019 decision. The May 2020 FERC Order, in addition to the refund of $27 million (US$20 million) to customers in the first half of 2020, resulted in: (i) the reduction of the regulatory liability to $22 million (US$16 million) as at June 30, 2020; and (ii) an increase in revenue and a decrease in interest expense resulting in an increase in net earnings of $37 million of which Fortis' share was $29 million. The earnings increase was comprised of: (i) $27 million related to the reversal of liabilities established in prior periods; and (ii) $2 million related to the year-to-date impact of a higher ROE as compared to the ROE approved in November 2019.

Review of Transmission Incentives Policy: In March 2020 FERC issued a NOPR proposing to update its transmission incentives policy for transmission owners, including ITC, to grant incentives to projects based upon benefits to customers regarding reliability and cost savings through the reduction of transmission congestion. The NOPR follows a Notice of Inquiry, issued in March 2019, on FERC's transmission incentives policies. FERC proposed total ROE incentives of up to 250 basis points that would not be limited by the upper end of the base ROE zone of reasonableness. Comments from stakeholders, including ITC, were provided to FERC through July 1, 2020. The outcome may impact future incentive adders that are included in transmission rates charged by transmission owners, including ITC.

FortisBC Energy and FortisBC Electric
MRP Applications: In June 2020 the BCUC issued a decision on FortisBC Energy's and FortisBC Electric's MRP applications for 2020 to 2024. The decision sets the rate-setting framework for the next five years, including: (i) the level of operation and maintenance expense and capital to be included in customer rates, subject to an incentive formula; (ii) the level of investment in gas innovation initiatives to be included in customer rates; and (iii) a 50/50 sharing between customers and the utilities of variances from the allowed ROE. During the third quarter of 2020, FortisBC Energy and FortisBC Electric will provide the BCUC with updated 2020 rate filings reflecting the terms of this decision. Current interim rates will remain in effect pending a final determination of 2020 rates by the BCUC.

FortisAlberta
2018 Alberta Independent System Operator Tariff Application: In September 2019 the AUC issued a decision that addressed a proposal to change how the AESO's customer contribution policy functions between distribution facility owners, such as FortisAlberta, and transmission facility owners. Implementation of the order was suspended in October 2019 and in May 2020 the AUC confirmed that outstanding matters on the order will be determined through a written hearing. In July 2020 FortisAlberta filed expert evidence requested by the AUC and a decision is expected in the fourth quarter of 2020. The likely outcome of this process and potential impacts, if any, cannot be determined at this time.

Performance-Based Regulation: In May 2020 FortisAlberta filed an application for anomaly adjustments to rates based on new criteria established by the AUC in January 2020. A decision is expected in the fourth quarter of 2020.

MANAGEMENT DISCUSSION AND ANALYSIS	13	June 30, 2020

FINANCIAL POSITION

Significant Changes between June 30, 2020 and December 31, 2019
	Increase/(Decrease)
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Regulatory assets (including current and long-term)	57	65	Due to deferred income taxes, the operation of rate stabilization accounts at ITC, and higher manufactured gas plant site remediation deferrals at Central Hudson, partially offset by lower derivative loss deferrals at UNS Energy.
Property, plant and equipment, net	955	1,162	Due primarily to capital expenditures, partially offset by depreciation.
Goodwill	478	—
Short-term borrowings	23	(510)	Due primarily to the repayment of commercial paper at ITC and short-term borrowings at UNS Energy.
Accounts payable and other current liabilities	51	(473)	Due to the timing of the declaration of common share dividends, seasonal fluctuations in the amounts owing for energy supply costs and timing of transmission cost payments at FortisAlberta.
Deferred income tax liabilities	76	176	Due primarily to timing differences related to capital expenditures.
Long-term debt (including current portion)	667	1,693	Due to debt issuances at the regulated utilities, primarily ITC and UNS Energy, and higher net borrowings under committed credit facilities, partially offset by debt repayments at ITC.
Shareholders' equity	586	408	Due primarily to: (i) Common Equity Earnings for the six months ended June 30, 2020, less dividends declared on common shares; and (ii) the issuance of common shares.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW REQUIREMENTS

At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flows, with varying levels of residual cash flows available for capital expenditures and/or dividend payments to Fortis. Capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements and there could be higher-than-normal working capital deficiencies in the short-term, as the ongoing impacts of the COVID-19 Pandemic affects customers' ability to pay their energy bills. See "Business Risks" on page 20.

Cash required of Fortis to support subsidiary capital expenditures is generally derived from borrowings under the Corporation's committed credit facility, proceeds from the DRIP and issuances of common shares, preference shares and long-term debt. The ability to access cash through capital markets may be impacted by the COVID-19 Pandemic. Depending on the timing of subsidiary dividend receipts, borrowings under the Corporation's committed credit facility may be required periodically to support debt servicing and payment of dividends.

Within this dynamic, the subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required, and both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term debt. Financing needs also arise periodically for acquisitions.

MANAGEMENT DISCUSSION AND ANALYSIS	14	June 30, 2020

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at June 30, 2020: (i) consolidated fixed-term debt maturities/repayments are expected to average $943 million annually over the next five years; (ii) approximately 80% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years; and (iii) available credit facilities were $5.9 billion with $4.8 billion unutilized.

Credit facilities are syndicated primarily with large banks in Canada and the US, with no one bank holding more than 25% of the total facilities. Approximately $5.6 billion of the total credit facilities are committed with maturities ranging from 2021 through 2025. Available credit facilities are summarized in the following table.

Credit Facilities			As at
	Regulated Utilities	Corporate and Other	June 30, 2020	December 31, 2019
($ millions)
Total credit facilities (1)	3,982	1,881	5,863	5,590
Credit facilities utilized:
Short-term borrowings	(25)	—	(25)	(512)
Long-term debt (including current portion)	(909)	—	(909)	(640)
Letters of credit outstanding	(83)	(53)	(136)	(114)
Credit facilities unutilized	2,965	1,828	4,793	4,324
(1) See Note 15 in the 2019 Annual Financial Statements for a description of the credit facilities as at December 31, 2019.

In January 2020 Caribbean Utilities amended its unsecured revolving committed credit facility resulting in an increase of US$20 million and an extension of the maturity date to January 2025.

In March 2020 FortisBC Energy entered into a $55 million two-year uncommitted letter of credit facility and FortisAlberta entered into a $150 million one-year non-revolving committed credit facility.

In April 2020 the Corporation entered into an unsecured $500 million one-year revolving term committed credit facility and UNS Energy terminated its US$225 million unsecured non-revolving uncommitted credit facility due to mature in December 2020.

In May 2020 and July 2020 Central Hudson's US$10 million uncommitted credit facility and its US$50 million unsecured revolving committed credit facility, respectively, expired and were not renewed.

While the ultimate impact of the COVID-19 Pandemic on the Corporation's cash flows remains uncertain, Fortis is well positioned with strong liquidity due, in part, to its $1.2 billion common equity offering and sale of the Waneta Expansion in 2019.

In December 2018 Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.5 billion. As at June 30, 2020, $1.1 billion remained available under the short-form base shelf prospectus.

Fortis and its subsidiaries were in compliance with debt covenants as at June 30, 2020 and are expected to remain compliant throughout 2020.

MANAGEMENT DISCUSSION AND ANALYSIS	15	June 30, 2020

CASH FLOW SUMMARY

Summary of Cash Flows
Periods Ended June 30	Quarter			Year-to-Date
($ millions)	2020	2019	Variance	2020	2019	Variance
Cash, beginning of period	272	233	39	370	332	38
Cash provided by (used in):
Operating activities	725	631	94	1,315	1,172	143
Investing activities	(808)	99	(907)	(1,997)	(633)	(1,364)
Financing activities	201	(776)	977	687	(682)	1,369
Foreign exchange	(10)	(5)	(5)	5	(13)	18
Change in cash associated with assets held for sale	—	9	(9)	—	15	(15)
Cash, end of period	380	191	189	380	191	189

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 5.

Investing Activities
Cash used in investing activities reflects a higher capital spending level in 2020. See "Performance at a Glance - Capital Expenditures" on page 5 and "Capital Plan" on page 19. Cash used in investing activities in 2019, for the quarter and year to date, were partially offset by proceeds from the Waneta Expansion disposition.

Financing Activities
Cash flows related to financing activities fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flows available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 14.

In 2019 net proceeds from the Waneta Expansion disposition were used to repay credit facility borrowings and repurchase US$400 million of Corporate debt.

MANAGEMENT DISCUSSION AND ANALYSIS	16	June 30, 2020

Debt Financing

Long-Term Debt Issuances		Interest
Year-to-date June 30, 2020	Month	Rate				Use of
($ millions, except %)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Unsecured term loan credit agreement	January	(1)	2021	US	75	(2)(3)
Unsecured term loan credit agreement (4)	January	(5)	2021	US	200	(4)
Unsecured senior notes	May	2.95	2030	US	700	(2)(3)(6)
UNS Energy
Unsecured senior notes	April	4.00	2050	US	350	(2)(3)
Central Hudson
Unsecured senior notes	May	3.42	2050	US	30	(3)
FortisBC Electric
Unsecured debentures	May	3.12	2050	75		(2)
Newfoundland Power
First mortgage sinking fund bonds	April	3.61	2060	100		(2)(3)
FortisTCI
Unsecured senior notes (7)	June	5.30	2035	US	15	(8)(9)
(1) Floating rate of a one-month LIBOR plus a spread of 0.45%
(2) Repay credit facility borrowings
(3) General corporate purposes
(4) Maximum amount of borrowings under this agreement of US$400 million has been drawn; current period borrowings were used to repay an outstanding commercial paper balance.
(5) Floating rate of a two-month LIBOR plus a spread of 0.60%
(6) Early redemption of unsecured term loan credit agreement of US$400 million
(7) Maximum amount of borrowings under this agreement is US$30 million.
(8) Repay maturing long-term debt
(9) Finance capital expenditures

In July 2020 ITC issued 31-year US$180 million first mortgage bonds at 3.13%. The net proceeds were used to repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

In July 2020 Central Hudson issued 40-year US$30 million unsecured senior notes at 3.62%. The net proceeds were used to finance capital expenditures and for general corporate purposes.

In July 2020 FortisBC Energy issued 30-year $200 million unsecured debentures at 2.54%. The net proceeds were used to finance capital expenditures.

MANAGEMENT DISCUSSION AND ANALYSIS	17	June 30, 2020

Common Equity Financing

Common Equity Issuances and Dividends Paid
Periods Ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2020	2019	Variance	2020	2019	Variance
Common shares issued:
Cash (1)	10	164	(154)	44	196	(152)
Non-cash (2)	10	77	(67)	19	153	(134)
Total common shares issued	20	241	(221)	63	349	(286)
Number of common shares issued (# millions)	0.4	4.9	(4.5)	1.3	7.3	(6.0)

Common share dividends paid:
Cash	(211)	(118)	(93)	(424)	(236)	(188)
Non-cash (3)	(10)	(76)	66	(18)	(151)	133
Total common share dividends paid	(221)	(194)	(27)	(442)	(387)	(55)

Dividends paid per common share ($)	0.4775	0.4500	0.0275	0.955	0.900	0.055
(1) Common shares issued under stock options, employee share purchase plans and in 2019 the ATM program.
(2) Common shares issued under the DRIP. Effective March 1, 2020, the 2% discount offered on common share issuances under the DRIP was terminated. See "Cash Flow Requirements" on page 14 for further information.
(3) Common share dividends reinvested under the DRIP.

On February 12, 2020 and July 29, 2020, Fortis declared a dividend of $0.4775 per common share payable on June 1, 2020 and September 1, 2020, respectively. The payment of dividends is at the discretion of the Board of Directors and depends on the Corporation's financial condition and other factors.

CONTRACTUAL OBLIGATIONS

There were no material changes to the contractual obligations disclosed in the 2019 Annual MD&A, except issuances of long-term debt and credit facility utilization. See "Cash Flow Summary" on page 16.

Off-Balance Sheet Arrangements
There were no significant changes to off-balance sheet arrangements from those disclosed in the 2019 Annual MD&A.

CAPITAL STRUCTURE AND CREDIT RATINGS

Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	As at
	June 30,	December 31,
(%)	2020	2019
Debt (1)	53.8	53.1
Preference shares	3.5	3.8
Common shareholders' equity and minority interest (2)	42.7	43.1
	100.0	100.0
(1) Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2) Includes minority interest of 3.6% as at June 30, 2020 (December 31, 2019 - 3.7%)

MANAGEMENT DISCUSSION AND ANALYSIS	18	June 30, 2020

Outstanding Share Data
As at July 29, 2020, the Corporation had issued and outstanding 464.6 million common shares; and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at July 29, 2020, an additional 3.4 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low-risk profile, diversity of operations, stand-alone nature and financial separation of each regulated subsidiary, and level of holding company debt.

Credit Ratings
As at June 30, 2020	Rating	Type	Outlook
S&P	A-	Corporate	Negative
	BBB+	Unsecured debt
DBRS Morningstar	BBB (high)	Corporate	Positive
	BBB (high)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In March 2020 S&P affirmed the Corporation's credit ratings and outlook, recognizing the steps the Corporation took in 2019 to strengthen its financial position. The continued negative outlook reflects uncertainty due to the COVID-19 Pandemic. The negative outlook is consistent with S&P's outlook for the North American regulated utility industry.

In March 2020 S&P also revised its outlook on Caribbean Utilities to negative from stable due to the severe impact that the COVID-19 Pandemic could have on tourism-related activities.

In May 2020 DBRS Morningstar affirmed the Corporation's credit ratings and revised its trend to positive from stable, also recognizing the Corporation's steps to strengthen its financial position in 2019 and its continued strong business risk profile.

CAPITAL PLAN

Currently, the Corporation does not expect any material change in the 2020 annual capital plan. While certain of the Corporation's utilities are experiencing some slight delays in construction related to the impact of the COVID-19 Pandemic, the amount is not expected to be material on a consolidated basis and it is largely offset by favourable foreign exchange. The composition of the 2020 annual capital plan remains unchanged with 25% related to growth, 62% sustaining and 13% for other areas.

The impact of the COVID-19 Pandemic on forecast capital expenditures will continue to be evaluated and, depending on the length and severity of the pandemic, any change in 2020 capital expenditures is expected to be shifted to subsequent years. The Corporation expects no material changes to the overall expected level, nature and timing of the Corporation’s five-year capital plan from that disclosed in the 2019 Annual MD&A. See "Performance at a Glance - Capital Expenditures" on page 5, "Business Risks" on page 20 and "Outlook" on page 23.

2020 Capital Plan
Of the $4.3 billion annual capital plan, $2.0 billion has been spent year to date.

MANAGEMENT DISCUSSION AND ANALYSIS	19	June 30, 2020

Consolidated Capital Expenditures (1)
Year-to-date June 30, 2020
($ millions)
	Regulated							Total
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Regulated	Non-
	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Utilities	Regulated (2)	Total
Total	481	685	164	216	204	58	186	1,994	7	2,001
(1) Reflects cash outlay for property, plant and equipment and intangible assets as shown on the consolidated statements of cash flows in the Interim Financial Statements, as well as Fortis' share of development costs and capital spending for the Wataynikaneyap Transmission Power Project of $64 million included in the Other Electric segment.
(2) Includes Energy Infrastructure and Corporate and Other segments

Five-Year Capital Plan
The Corporation's five-year 2020-2024 capital plan is targeted at $18.8 billion, which includes $4.3 billion in 2020 and an average of $3.6 billion in each of the remaining four years of the plan. The capital plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 20% relating to Major Capital Projects.

Planned capital expenditures are based on detailed forecasts of energy sales, labour and material costs, general economic conditions, foreign exchange rates and other factors. These could change for many reasons, including the COVID-19 Pandemic, and cause actual expenditures to differ from forecast.

Major Capital Projects Updates
Eagle Mountain Woodfibre Gas Line Project
This project consists of a pipeline expansion to a proposed LNG site in Squamish, British Columbia. In March 2020 Woodfibre LNG Limited, the owner of the proposed LNG facility, requested an extension to its British Columbia Environmental Assessment Certificate due to production and supply chain disruptions resulting, in part, from the COVID-19 Pandemic.

FortisBC Energy's proposed pipeline expansion remains contingent on Woodfibre LNG Limited making a final decision to proceed with construction of the LNG facility. At this time, should the project proceed, the earliest construction start date expected is mid-2021.

Tilbury 1B Project
This project consists of construction of additional liquefaction and dispensing in support of optimizing the existing investment in Tilbury Phase 1A Expansion Project at FortisBC Energy. In February 2020 an initial project scope was filed with regulators to begin the federal impact assessment and provincial environmental assessment required to further expand the Tilbury site.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2019 Annual MD&A, except as described below. Also see "Regulatory Highlights" on page 12 and "Capital Structure and Credit Ratings" on page 18 for applicable updates.

Pandemics and Public Health Crises, including the COVID-19 Pandemic
The Corporation could be negatively impacted by the widespread outbreak of communicable diseases or other public health crises that cause economic and/or other disruptions. The COVID-19 Pandemic is an evolving situation that has caused volatility in capital markets and adversely impacted economic activity and conditions around the world, including the Corporation's service territories. Efforts to reduce the health impacts and control the spread of the virus have led many jurisdictions around the world, including Canada, the US and Caribbean, to institute restrictions on travel, public gatherings and business operations. Certain risks and uncertainties that could be expected as a result of the COVID-19 Pandemic are outlined in the "Business Risks" section of the 2019 Annual MD&A. The Corporation is monitoring the "General Economic Conditions" business risk, which states that a "severe and prolonged economic downturn could have a Material Adverse Effect despite compensatory regulatory measures, including making it more difficult for customers to pay their bills". While the Corporation and its utilities have been subjected to government and regulatory action in response to the COVID-19 Pandemic, including restrictions on business operations, customer deferrals and suspension of disconnections, other potential impacts on the Corporation's operations are currently

MANAGEMENT DISCUSSION AND ANALYSIS	20	June 30, 2020

unknown but may include reduced labour availability and productivity, disruptions to capital markets leading to share price volatility and liquidity issues, supply chain disruptions, and a prolonged reduction in economic activity. An extended slowdown of economic activity and growth will likely reduce electricity sales and adversely impact the ability of customers, contractors and suppliers to fulfill their obligations and could disrupt operations and capital expenditure programs or cause impairment of goodwill.

The ultimate impact of the COVID-19 Pandemic on the Corporation's operational and financial performance, including the ability to execute business strategies and initiatives in the expected time frames, remains uncertain. Despite the Corporation's efforts to manage these impacts, including the activation of business continuity plans by it and each of its subsidiaries, the overall impact will depend on the duration and severity of the pandemic, potential government actions to mitigate public health effects or aid economic recovery, and other factors beyond the Corporation's control. An extended period of economic disruption could have a Material Adverse Effect.

ACCOUNTING MATTERS

New Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2019 Annual Financial Statements, except as described below.

Financial Instruments
Effective January 1, 2020, the Corporation adopted ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which requires the use of reasonable and supportable forecasts in the estimate of credit losses and the recognition of expected losses upon initial recognition of a financial instrument, in addition to using past events and current conditions. The new guidance also requires quantitative and qualitative disclosures regarding the activity in the allowance for credit losses for financial assets within the scope of the guidance. Adoption did not have a material impact on the Interim Financial Statements.

Fortis and each subsidiary recognize an allowance for credit losses to reduce accounts receivable for amounts estimated to be uncollectible. The allowance is estimated based on historical collection patterns, sales, and current and forecast economic and other conditions. Accounts receivable are written off in the period in which they are deemed uncollectible.

Future Accounting Pronouncements

Income Taxes
ASU No. 2019-12, Simplifying the Accounting for Income Taxes, issued in December 2019, is effective for Fortis January 1, 2021, with early adoption permitted. Principally, it improves consistent application of, and clarifies, existing income tax guidance. Adoption will not have a material impact on the consolidated financial statements and related disclosures.

Critical Accounting Estimates
The preparation of the Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies, notwithstanding the impact of the COVID-19 Pandemic, from that disclosed in the 2019 Annual MD&A. See "Business Risks" on page 20.

Allowance for Credit Losses
The amount of estimation and judgment involved in the Corporation's allowance for expected credit losses has increased as the impact that the COVID-19 Pandemic has on forecast economic and other conditions continues to evolve. However, the overall impact to date has not been material.

Goodwill Impairment
As at June 30, 2020, the Corporation performed a qualitative assessment of its reporting units due to the COVID-19 Pandemic, and determined it is not more-likely-than-not that goodwill is impaired. Therefore, a quantitative assessment was not required.

MANAGEMENT DISCUSSION AND ANALYSIS	21	June 30, 2020

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at June 30, 2020, the carrying value of long-term debt, including current portion, was $24.7 billion (December 31, 2019 - $22.3 billion) compared to an estimated fair value of $28.9 billion (December 31, 2019 - $25.3 billion). Since Fortis does not intend to settle long-term debt prior to maturity, the excess of fair value over carrying value does not represent an actual liability.

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and carrying values of the Corporation's derivatives from that disclosed in the 2019 Annual MD&A. Additional details are provided in Note 15 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS

		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter Ended	($ millions)	($ millions)	($)	($)
June 30, 2020	2,077	274	0.59	0.59
March 31, 2020	2,391	312	0.67	0.67
December 31, 2019	2,326	346	0.77	0.77
September 30, 2019	2,051	278	0.64	0.63
June 30, 2019	1,970	720	1.66	1.66
March 31, 2019	2,436	311	0.72	0.72
December 31, 2018	2,206	261	0.61	0.61
September 30, 2018	2,040	276	0.65	0.65

Generally, within each calendar year, quarterly results fluctuate primarily in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the US are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's capital plan; (ii) acquisitions and dispositions; (iii) any significant temperature fluctuations from seasonal norms; (iv) the timing and significance of any regulatory decisions; (v) for revenue, the flow through in customer rates of commodity costs; and (vi) for EPS, increases in the weighted average number of common shares outstanding.

June 2020/June 2019:
See "Performance at a Glance" on page 3.

March 2020/March 2019:
Common Equity Earnings were comparable with 2019. Rate Base growth at the regulated utilities, lower non-recoverable operating expenses at ITC, and lower expenses in the Corporate and Other segment were tempered by: (i) higher costs associated with Rate Base growth at UNS Energy not yet reflected in rates; (ii) financial market volatility that caused a decline in the market value of certain investments that support retirement benefits at UNS Energy; and (iii) unrealized losses on foreign exchange contracts in the Corporate and Other segment. The decrease in EPS was due primarily to an increase in the weighted average number of common shares outstanding, mainly associated with the Corporation's $1.2 billion common equity offering in the fourth quarter of 2019.

MANAGEMENT DISCUSSION AND ANALYSIS	22	June 30, 2020

December 2019/December 2018:
Common Equity Earnings increased by $85 million and basic EPS increased by $0.16 due primarily to the November 2019 FERC Order at ITC and Rate Base growth at the regulated utilities. The increase in EPS was tempered by a 19.6 million increase in the weighted average number of common shares outstanding associated with the Corporation's $1.2 billion common equity offering in the fourth quarter of 2019, DRIP and ATM Program.

September 2019/September 2018:
Common Equity Earnings increased by $2 million and basic EPS decreased by $0.01, due mainly to Rate Base growth at the regulated utilities, led by ITC, tempered by: (i) the unfavourable impact of the mark-to-market accounting of natural gas derivatives at Aitken Creek; (ii) lower hydroelectric production in Belize; and (iii) for EPS, an 11.8 million increase in the weighted average number of common shares outstanding due to the ATM Program and DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2020 and 2019.

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. As at June 30, 2020, there were inter-segment loans outstanding of $69 million (December 31, 2019 - $279 million), payable on demand with a weighted average interest rate of 1.1%. Total interest charged was $1 million and $2 million for the three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - less than $1 million).

Additional details are provided in Note 5 to the Interim Financial Statements.

OUTLOOK

While uncertainty exists due to the COVID-19 Pandemic, the Corporation's long-term outlook is unchanged. Fortis continues to be well positioned to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $18.8 billion five-year capital plan is expected to increase Rate Base from $28.0 billion in 2019 to $34.5 billion by 2022 and $38.4 billion by 2024, translating into three- and five-year CAGRs of 7.2% and 6.5%, respectively. The capital plan reflects the continuation of key industry trends including grid modernization and the delivery of cleaner energy, which Fortis believes will continue to be drivers of investment over the planning period. Beyond the base capital plan, Fortis continues to pursue additional energy infrastructure opportunities. Key opportunities not yet included in the five-year capital plan include: further expansion of LNG infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy goals in Arizona.

Fortis expects long-term growth in Rate Base to support continuing growth in earnings and dividends. As such, the Corporation's dividend guidance targeting average annual dividend growth of approximately 6% through 2024 remains unchanged. The continuation of dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including the continued good performance of the Corporation's utilities, no material impact from the COVID-19 Pandemic, the expectation of reasonable outcomes for regulatory proceedings, and the successful execution of the five-year capital plan.

MANAGEMENT DISCUSSION AND ANALYSIS	23	June 30, 2020

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the expectation that depending on the severity and length of the pandemic, potential impacts could have Material Adverse Effects and affect the Corporation's ability to execute business strategies and initiatives in the expected time frames; the expectation that any change in 2020 capital expenditures associated with the COVID-19 Pandemic is expected to be shifted to subsequent years with no material change to the five-year capital plan; targeted average annual dividend growth through 2024; forecast capital expenditures for 2020 and the period 2020 through 2024; expected timing, outcome and impact of regulatory filings and decisions, including the expectation that new rates will be approved at TEP prior to the end of 2020; expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that there could be higher-than-normal working capital deficiencies in the short-term as the ongoing impacts of the COVID-19 Pandemic affects customers' ability to pay their energy bills; the expectation that the ability to access cash through capital markets may be impacted by the COVID-19 Pandemic; the expectation that maintaining existing capital structures will not impact the Corporation's ability to pay dividends; forecast debt maturities for the period 2020 through 2024; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants throughout 2020; the nature, timing, benefits and expected costs of certain capital projects including the Eagle Mountain Woodfibre Gas Line Project; the expectation that the adoption of future accounting pronouncements will not have a material impact on the consolidated financial statements and related disclosures; forecast Rate Base for 2022 and 2024; and the expectation that long-term growth in Rate Base will support continuing growth in earnings and dividends.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 Pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; no significant variability in interest rates; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in this Interim MD&A, in the 2019 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission.

All forward-looking information herein is given as of July 29, 2020. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

MANAGEMENT DISCUSSION AND ANALYSIS	24	June 30, 2020

GLOSSARY

2019 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2019

2019 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2019

ACC: Arizona Corporation Commission

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-US GAAP Financial Measures" on page 11

AESO: Alberta Electric System Operator

ACGS: Aitken Creek Gas Storage ULC, and indirect wholly owned subsidiary of Fortis

Aitken Creek: Aitken Creek natural gas storage facility in which Fortis holds a 93.8% ownership interest through ACGS

ASU: Accounting Standards Update

ATM Program: at-the-market common equity program utilized in 2019

AUC: Alberta Utilities Commission

BCUC: British Columbia Utilities Commission

BECOL: Belize Electric Company Limited, an indirect wholly owned subsidiary of Fortis

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

CAGR(s): compound average growth rate of a particular item. CAGR = (EV/BV) 1-N -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at March 31, 2020) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COVID-19 Pandemic: declared by the World Health Organization in March 2020 as a result of a novel coronavirus

DBRS Morningstar: DBRS Limited

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

FX: foreign exchange associated with the translation of US dollar-denominated amounts

GWh: gigawatt hour(s)

Gila River Unit 2: UNS Energy's Gila River natural gas generation station unit 2

Interim Financial Statements: the Corporation's unaudited condensed consoli-dated interim financial statements and notes thereto for the three and six months ended June 30, 2020

MANAGEMENT DISCUSSION AND ANALYSIS	25	June 30, 2020

Interim MD&A: the Corporation's manage-ment discussion and analysis for the three and six months ended June 30, 2020

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

ITC's MISO Subsidiaries: International Transmission Company, Michigan Electric Transmission Company, LLC, and ITC Midwest LLC

LIBOR: London Interbank Offered Rate

LNG: liquefied natural gas

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

Material Adverse Effect: a material adverse effect on the Corporation's business, results of operations, financial position or liquidity, on a consolidated basis

May 2020 FERC Order: a FERC order issued in May 2020, on rehearing of the FERC's November 2019 decision, increasing the base ROE for ITC's MISO Subsidiaries from that determined in November 2019

MISO: Midcontinent Independent System Operator, Inc.

MRP: Multi-Year Rate Plan

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-US GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by US GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow(s): cash from operating activities

PBR: performance-based rate-setting

PJ: petajoule(s)

PPA: power purchase agreement

PSC: New York Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

RICE Units: natural gas reciprocating internal combustion engine units

ROE: return on common equity

S&P: Standard & Poor's Financial Services LLC

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

US: United States of America

US GAAP: accounting principles generally accepted in the US

Waneta Expansion: Waneta Expansion hydroelectric generation facility, in which Fortis held a 51% controlling interest prior to April 2019

Wataynikaneyap Partnership: Watayni-kaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

MANAGEMENT DISCUSSION AND ANALYSIS	26	June 30, 2020